EXHIBIT 12.1

               Harnischfeger Industries, Inc.
       Computation of Ratio of Earnings to Fixed Charges
              (In thousands, except for ratios)
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
                                             Year Ended October 31,
                                ----------------------------------------------------
                                  1997     1996      1995     1994       1993
Income (loss) from continuing
operations before provision
(credit) for income taxes
and minority interest         $246,729  $181,761  $152,850  $52,796   ($48,746)
Add:
Interest Expense                76,001    68,763    51,748   54,504     56,169
Rental Expense                   9,102     9,296     6,941    6,776      6,674
Undistributed (earnings) loss
of equity investees                397       232        20      738      1,309
                              --------  --------  --------  -------   ------

Earnings adjusted for
fixed charges                 $332,229  $260,052  $211,559 $114,814    $15,406
                              ========  ========  ========  ========    =======

Fixed Charges

Interest Expense                76,001    68,763    51,748    54,504   56,169
Rental Expense                   9,102     9,296     6,941     6,776    6,674
                              --------  --------  --------  --------  -------

Total fixed charges           $ 85,103  $ 78,059  $ 58,689  $ 61,280  $62,843
                              ========  ========  ========  ========  =======

Ratio of earnings to
fixed charges (1)                 3.90      3.33      3.60      1.87     -  (2)
                              ========  ========  ========  ========  ========
Notes
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(1)  The ratio of earnings to fixed charges is defined as income from continuing operations before provision (credit) for income taxes and minority interest plus interest expense
(including amortization of debt issuance expense), the portion of rental expense which represents interest  (deemed to be one-third of rentals ) and dividends received on less-than-fifty-percent-owned companies, reduced (increased) by equity income (loss) recorded on less-than-fifty-percent-owned companies, divided by fixed charges.  Fixed charges include interest expense (including amortization of debt issuance expense) and the portion of rental expense which represents interest.

(2)      Earnings did not cover fixed charges by $47,437 in 1993.

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